**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

_____

**FORM 6-K**


**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**For September 2015**


**Commission File Number 0-28800**

_____


**DRDGOLD Limited**


Off Crownwood Road
Crown Mines
South Africa, 2092


(*Address of principal executive offices*)

_____


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F ☒        Form 40-F ☒


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes ☒        No ☒


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of September 2015, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1   Release dated September 7, 2015, entitled "DEALING IN SECURITIES BY A DIRECTOR".

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 7, 2015                    By: /s/ Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

**Exhibit 99.1**

**DRDGOLD LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements ("**Listings Requirements**"), the following information regarding a transaction by a director of DRDGOLD is disclosed:

| | |
|---|---|
| Name of director: | Mr Niël Pretorius |
| Name of company of which he is a director: | DRDGOLD |
| Date on which the transaction was effected: | 4 September 2015 |
| | |
| Nature of transaction: | Purchase |
| Class of security: | Ordinary shares |
| Number of ordinary shares: | 100 000 |
| Price per security: | R2.15 |
| Total value of transaction: | R215 000.00 |
| | |
| Nature of director's interest: | Direct beneficial |
| Confirmation of on-market or off-market: | On-market |

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trade was completed outside of a closed period.

Roodepoort
7 September 2015

Sponsor
One Capital